UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

October 22, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)
☐ Rule 13d - 1(c)
☒ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q 10 5		13G	Page 2 of 6 pages

1	NAME OF REPORTING PERSON Michigan Biologic Products, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,513,774*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,513,774*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%**
12	TYPE OF REPORTING PERSON* CO

*   Michigan Biologic Products, Inc. (“MBPI”) is a party to a voting agreement, dated June 30, 2004, pursuant to which it granted a proxy to BioPharm, L.L.C. (“BioPharm”) to vote all of the shares of Emergent BioSolutions Inc. (the “Issuer”) that it owns in the same manner and to the same extent as BioPharm votes its own shares of the Issuer.  MBPI is a party to another voting agreement, dated June 30, 2004, pursuant to which it granted a proxy to Fuad El-Hibri, the General Manager of Intervac, L.L.C. to vote all of the shares that it owns of the Issuer in the manner set forth in that voting agreement.

Therefore, as of the date of this filing, MBPI beneficially owns 1,513,774 shares of the Issuer over which it has shared dispositive power with Robert Calvin Myers, the President and majority shareholder of MBPI but no voting power.

**  Based on 29,730,483 shares of Emergent BioSolutions Inc. issued and outstanding as of June 30, 2007.

Item 1(a)	Name of Issuer:

Emergent BioSolutions Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2273 Research Boulevard
Suite 400
Rockville, Maryland 20850

Item 2(a)	Name of Person Filing:

Michigan Biologic Products, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5723 Delta River Drive
Lansing, MI 48906

Item 2(c)	Citizenship:

Michigan, United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

29089Q 10 5

Item 3	Not applicable.

Item 4	Ownership.

(a) Amount Beneficially Owned: 1,513,774

(b) Percent of Class: 5.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: Not applicable.

(iii) shared power to dispose or to direct the disposition of: Not applicable.

(iv) shared power to dispose or to direct the disposition of: 1,513,774

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.
Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2007

Michigan Biologic Products, Inc.
By:	/s/ Carl A. Valenstein
Name: Carl A. Valenstein
Title: Attorney-in-fact

*   Duly authorized under Power of Attorney appointing Carl A. Valenstein attorney-in-fact, dated November 8, 2006, by Robert C. Myers, President of Michigan Biologic Products, Inc., filed as Exhibit 24 to Michigan Biologic Product, Inc.’s Form 3 filed with the SEC on November 14, 2006, and incorporated by reference herein.